

turant Inc.

Your Voice, Your Digital Signature.

Instantiate, touchless and secure transactions for everyone!

www.turant.ai

turant

Use voice for financial transactions, Provide access for all

Turant Voice-Based Authentication system versatile enough to be the world-wide industry leader in instantiating transactions and allowing access to the digital economy to anyone using voice.

Turant is starting customer deployments in hyper growth markets such as India, Malaysia, Indonesia, & Brazil

turant



Pain Point we are solving

No integrated identity verification solution serves customers of all backgrounds, limiting companies from using modern authentication solutions

Current solutions require smartphone and internet access

Current - rampant fraud with 80% more money lost in 2021 compared to 2020

turant

Our differentiations

01.

HIGH ACCURACY

- Very high accuracy with a touchless solution
- 2FA makes it higher

02.

+10X PRICE DISRUPTION

- We can price significantly lower
- Product developed with price disruption goal

03.

VERSATILE

- No language or literacy dependence
- Support any voice device

04.

END TO END SOLUTIONS

- Ease of integration into customer's systems

Patents process underway

turant

Our focus based on vast TAM and opportunity for disruption

Application	Use Case Detail	Annual TAM
Application2 Person (A2P)	- Use Turant-2FA (VoiceVerify™) instead of the fraud susceptible SMS OTP - Password-less login (Mobile App / Web)	$ 75B[1]
Digital Payments	Instantiate payments from any phone using Turant-2FA (in compliance with National Payment Corporation of India and RBI guidelines)	$ 20B[2,3]

[1] https://www.marketsandmarkets.com/Market-Reports/premium-sms-44.html
[2] https://www.businesswire.com/news/home/20211210005502/en/Digital-Payments-Global-Market-Report-2021-COVID-19-Growth-and-Change-to-2030---ResearchAndMarkets.com
[3] Assume 0.01% of the financial transaction as revenue

SMS OTP fraud is a worldwide problem

Singapore's banking and telecommunication systems not compromised

Singapore, 15 September 2021…The Infocomm Media Development Authority (IMDA), Monetary Authority of Singapore (MAS), and Singapore Police Force (SPF) said today that malicious actors overseas had diverted and used SMS one-time passwords (OTPs) to perform fraudulent credit card transactions affecting 75 bank customers in Singapore. These transactions, amounting to approximately S$500,000 in total, occurred between September and December 2020. Customers had reported that they had not initiated the transactions nor received the SMS OTPs required to perform these transactions.

Turant a strong and secure alternative to SMS OTP

turant

Our Business Model


PAYMENTS
Email
Emailname@email.com
Password
1234 5678 910
EXP Date
08/25
123
Action Figure
$200
Pay $200

Pay as you go SaaS deployment

Secure open API Access

turant

Customer and Partner Traction

Over 30 customer opportunities at various stages – all past price proposals.

- **In trials**
- **Includes 4 banks, 20+ non-banking finance corporations, digital wallet companies**

4 Tier1 Fintech partners building solutions using our APIs

- **Digital payments instantiated with Turant Voice Verification**
- **Fully voice based automated solution for executing stock and commodity trades**

Note: This slide contains forward projections which are not guaranteed

Turant Product

Details / Logical Flow

IN COUNTRY SECURE CLOUD


Registration
customer prompted for voice samples
Verification


TURANT ALGORITHMS
Mode A
Mode B
Mode C
Mode D
Data Driven Fusion
Rule Based Fusion

TURANT SOLUTION DETAILS

- **Algorithms developed for specific use cases**
- **Works with any vocal cord generated voice sample**
- **Multiple trials 2021-22**
- **Certifications/ Patent filing in-process**

Turant Product

APIs, Web Version & App SDKs

Turant Voice Verification System



turant
1
2
9 8 2 0 4 2 8 5 4 5
Click the Button below and Speak your Phone Number Slowly !
00:00:00
Click and Speak !

Turant native app



Good morning Svetlana,
Welcome to Bank Pay
Transfers
View your recent voice verfiied transfers to people or businesses.
Paid Zomato
50 • Jan 12
Paid Ravi Prakash
108 • Jan 13
Paid Swiggy
98 • Jan 11
Paid Anurag Goel
45 • Jan 10
View balance
Voice verify
PROFILE

Turant on customer app via SDK



customer
CRM
OR
Turant Secured Layer
AI Engine
TTS Engine
Storag
OA&M

Turant API hosted in cloud

SaaS product built & deployed → Trials at financial institutions → Meet security requirements → App SDK in development → Target to support blockchain, web3.0, crypto

turant

How we will use your funds


Seek Series A to fund expansions including in North America
Target to achieve $0.5M ARR in +1 year with a raise of full target
Attain seed funding from WeFunder crowd investing
One rev. customer and contract negotiations with 3 others
Bootstrapped
Product Development
Beginning Commercial Efforts
Seed Funding
Scaling Turant
Series A & N. America introduction

Note: This slide contains forward projections which can not be guaranteed

Our first customer testimonial

The voice enabled login allows us to reach out to all segments of our customers with friction free use. This ability adds significant traction potential for us in segment where otherwise we would have to rely on leading search engines or other service provider's to allow users into the platform for initial scrutiny



Chetan Pandya – CEO CreditSiddhi

Our first partner testimonial

We have been looking for reliable and accurate Voice Biometrics for our solution MissCallPay which was recently launched by the governor of RBI (India's Federal Bank) alongside the launch of UPI 123pay. UPI payments is used by 260 M users performing 6B transactions daily. Our solution extends this to another 1B phone users with voice as the way to interact with machines. The accuracy of Turant will help us in instantiating payments. We are very excited to work with the Turant team to help us transform the way the next billion users would pay.



Mitesh L Thakker, Founder and CEO, MissCallPay
Minkville Innoventures Pvt. Ltd. India

turant

Competitive Landscape

S. No.	Feature	Turant	ID R&D	Tonetag	[24]7.ai	Nuance (Microsoft)	Phonexia
1	Voice authentication						
2	Accuracy of voice authentication						
3	Language and Dialect agnostic						
4	Not dependent on smartphone/internet						
5	SMS OTP replacement						
6	Password-less Login						
7	Reduce call center manpower use						
8	SaaS solution						

Turant professes a much higher accuracy for which patent process is underway

turant

Financial Overview

- ❖ Burn Rate and Revenue for 18 months
- ❖ Assuming full target amount raised



18 month Burn and revenue projections
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
MONTHLY BURN RATE
REVENUE PROJECTIONS MONTHLY
NETT MONTHLY BURN RATE

Note: This slide contains forward projections which are not guaranteed

Turant Launches

Oct 24, 2022

Turant introduces VoiceVerify for Field Force Management



- ✓ Enables identification of field teams using voice signature in real-time.
- ✓ Enhances efficiency of the field team
- ✓ Manage compliance
- ✓ Maximizes customer face time.
- ✓ Customer deployment is in process